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                                                          SEC FILE NUMBER
                                                             333-97687
                                                     -----------------------
                                                           CUSIP NUMBER
                                                           8122 2P 10 6
                                                     -----------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-KSB |_| Form 11-K |_| Form 20-F | | Form 10-Q
             | | Form 10-D   |_| Form N-SAR |_| Form N-CSR

         For Period Ended: December 31, 2005

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________


PART I - REGISTRANT INFORMATION

SEARCHHELP, INC.
---------------------------------------------------------
Full Name of Registrant


1055 STEWART AVENUE, SUITE 12
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)


BETHPAGE, NEW YORK, 11714
---------------------------------------------------------
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

      State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2005 could not be filed within the prescribed time period because additional time is required to prepare the required financial statements. Such financial statements, being the first annual statements reflecting the Registrant's acquisition of E-Top-Pics, Inc. on June 8, 2005, require compliance by the Registrant with certain technical accounting rules relating to the accounting treatment of such acquisition. Accordingly, the Registrant is compiling the information it needs to comply with such technical accounting rules for the first time.

      The Registrant is working to complete the preparation of the financial statements as expeditiously as possible. The Registrant expects that the subject Annual Report on Form 10-KSB will be filed within the period specified by Rule 12b-25.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Steven H. Reing, General Counsel                     (516) 922-4765
  --------------------------------            ----------------------------------
               (Name)                          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No| |

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No| | If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects its net loss for the fiscal year ended December 31, 2005 to increase to approximately $3,857,000 as compared to a loss of $1,338,235 for the fiscal year ended December 31, 2004. The increase of the loss is approximately $2,518,765. This increase is primarily due to two factors: (1) additional expense of approximately $1,750,000 arising from the full impairment of the asset value of ECT License (as disclosed on the Form 8-K filed by the Company on March 9, 2006) and (2) non-cash interest expense of approximately $175,736 arising from the amortization of the beneficial conversion feature of debt securities issued by the Company in a private placement. There were no such corresponding expenses in the prior year.

These current year figures are preliminary and are subject to further adjustment.

                                SEARCHHELP, INC.
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 2006            By:  /s/ William Bozsnyak
                                     -----------------------
                                     William Bozsnyak
                                     Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)